Exhibit 99.1

Organigram Revolutionizes Hash with SHRED X Rip-Strip Hash

SHRED aims to introduce hash to a new generation of consumers with 10 pre-cut, botanical terpene-infused hash Rip Strips

TORONTO--(BUSINESS WIRE)--February 27, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the launch of SHRED X Rip-Strip Hash, a first-of-its-kind innovation in the Canadian cannabis industry. This botanical terpene-infused hash is unlike any other on the market – with 10 pre-cut strips of hash available in a 2g format. This product is a new ultra-convenient hash offering from SHRED that is available in the legendary Tropic Thunder and new Blueberry Blaster flavour profiles.

SHRED X Rip-Strip Hash is an extension of the Company’s highly popular SHRED product portfolio, which includes SHRED pre-milled flower, SHRED Jar of Joints, SHRED’ems gummies and SHRED X Vapes. Since its launch in September 2020, SHRED has captured sizable market share and a loyal brand following amongst SHRED consumers across the country.

“With this launch, we aim to provide consumers with an easy-to-use, flavourful and high potency hash experience. SHRED X Rip-Strip Hash makes it easy to roll your own hash-infused pre-rolls or spice up your bong or pipe bowls with its flavour-forward and convenient hash Rip Strips. All you have to do is Rip it! Strip it! And GO,” says Eric Williams, Senior Director of Marketing at Organigram.

Owing to its super-convenient format, SHRED X Rip-Strip Hash is expected to appeal to:

  A new generation of consumer, who likely has little to no experience consuming hash. They are hesitant to try hash due to its unintuitive traditional format (e.g., cube, sphere, brick, etc.). SHRED X Rip-Strip Hash seeks to break down this barrier to hash consumption and introduce consumers to an ultra-convenient and intuitive format.
  The existing hash consumer who is familiar with the current cube, sphere or brick format, and would also welcome a more convenient way to consume hash in consistent, flavourful and ready-to-roll formats.

Organigram is currently the top licensed producer in the Canadian cannabis hash category1,￼ with a 25.2% market share; its best-selling premium brand, Tremblant, is currently the #1 hash brand2 in the country. SHRED X Rip-Strips will add to Organigram’s current portfolio of hash SKUs, including its Holy Mountain pressed hash and Tremblant premium hash offerings, but with 2 differentiating factors: the novel format (pre-cut into 10 strips for consumer convenience) and the flavour from infused botanical terpenes.

“The future of cannabis isn’t just about THC potency, it’s about listening, evaluating and then innovating based on consumer preferences and unmet needs.” says Borna Zlamalik, Senior Vice President, R&D and Innovation at Organigram. “SHRED X Rip-Strip Hash is one such innovation; it is a proprietary product, using state-of-the-art techniques that were developed with the goal to re-introduce a product with a millennia of history to consumers. We believe our new take on Hash has the potential to revolutionize the way this category is consumed.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. This news release contains information concerning the cannabis industry and the markets in which the Company operates, including market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
investors@organigram.ca

For Media enquiries:
Paolo De Luca
paolo.deluca@organigram.ca
Chief Strategy Officer, Organigram